Exhibit 99.1

INDUS Realty Trust to Be Acquired by Centerbridge Partners and GIC Real Estate in a Transaction Valued at $868 Million

INDUS Stockholders to Receive $67.00 Per Share in Cash

Transaction Represents 17% Premium to INDUS’ Unaffected Stock Price on November 25, 2022

NEW YORK – FEBRUARY 22, 2023 – INDUS Realty Trust, Inc. (Nasdaq: INDT) (“INDUS” or the “Company”), a U.S. based industrial/logistics REIT, today announced it has entered into a definitive merger agreement under which affiliates of Centerbridge Partners, L.P. (“Centerbridge”), a leading global private investment firm with deep experience in real estate, and GIC Real Estate, Inc. (“GIC”), a global institutional investor, will acquire all of the outstanding shares of the Company in an all-cash transaction valued at approximately $868 million. The transaction was unanimously approved by the participating members of INDUS’ Board of Directors.

Under the terms of the merger agreement, upon the closing of the transaction, INDUS stockholders will receive $67.00 per share in cash, subject to certain adjustments as set forth therein. The transaction represents a premium of 17% to the Company’s unaffected stock price on November 25, 2022, the date of Centerbridge’s initial public announcement that it intended to make a takeover offer with GIC to acquire INDUS, and a 26% premium to INDUS’ unaffected 30-day volume-weighted average stock price ending November 25, 2022.

“After conducting an extensive process to explore the Company’s strategic alternatives, we are pleased to have reached an agreement with Centerbridge and GIC. The transaction delivers immediate and significant value to our stockholders, and we believe it validates the quality of the platform and portfolio we have built over INDUS’ long history,” said Michael Gamzon, INDUS' President and Chief Executive Officer. “I would like to extend my thanks to the entire Board and management team for their hard work during this process, and for their unwavering commitment to act in the best interests of our stockholders.”

Dividend Information

Under the terms of the merger agreement, INDUS will be allowed to declare and pay its regular first quarter and second quarter 2023 cash dividends in the ordinary course, subject to certain limitations as set forth therein. Thereafter, INDUS has agreed to suspend payment of any further regular quarterly dividends until the earlier of the closing or the termination of the merger agreement. The merger consideration will be increased by an amount per share, if any, equal to the sum of (1) the amount per share of the most recently declared regular quarterly cash dividend during the first two quarters of 2023 for which the record date has not passed prior to the close of the transaction, plus (2) the cash amount per share equal to (x) the amount per share of such most recently declared regular quarterly cash dividend prior to the day prior to the closing date, multiplied by (y) the number of days between the end of the quarterly period for which such most recently declared regular quarterly cash dividend was declared and the day prior to the closing date, divided by (z) 90, rounded to the nearest whole cent, without duplication for any period.

Additional Transaction Details

This agreement was reached after a comprehensive review of all strategic options to maximize INDUS' stockholder value. The review was conducted with the support of the Company’s independent advisors.

The transaction is expected to close in the summer of 2023 and is subject to customary closing conditions including approval by a majority of the shares of INDUS common stock outstanding and certain regulatory approvals as set forth in the merger agreement. Michael Gamzon, President, Chief Executive Officer and Director of INDUS, and Frederick M. Danziger, Director of INDUS, and their spouses have signed separate voting agreements under which they agreed to vote certain shares of INDUS common stock controlled by each of them in support of the proposed transaction, representing, in the aggregate, approximately 6.7% percent of the current outstanding voting power of INDUS common stock. In addition, certain affiliates of Conversant Capital LLC have signed a separate voting agreement under which they agree to vote the shares of INDUS common stock beneficially owned by them in support of the proposed transaction representing, in the aggregate, approximately 10.3% of the current outstanding voting power of INDUS common stock. The closing of the transaction is not contingent on the receipt of financing by Centerbridge and GIC.

INDUS will issue its financial results for the quarter and full year ending December 31, 2022, in early March, but due to the pending acquisition the Company will not hold a conference call or webcast to discuss these results.

Subject to and upon completion of the transaction, INDUS’ common stock will no longer be listed on Nasdaq and INDUS will become a privately held company.

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to INDUS and Latham & Watkins LLP is serving as legal counsel.

BofA Securities Inc. and J.P. Morgan Securities LLC are serving as financial advisors to Centerbridge and GIC. Simpson Thacher & Bartlett LLP is serving as legal counsel to Centerbridge and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to GIC.

About INDUS

INDUS is a real estate business principally engaged in developing, acquiring, managing, and leasing industrial/logistics properties. INDUS owns 42 industrial/logistics buildings aggregating approximately 6.1 million square feet in Connecticut, Pennsylvania, North Carolina, South Carolina, and Florida.

About Centerbridge

Centerbridge Partners, L.P. is a private investment management firm employing a flexible approach across investment disciplines—Private Equity, Credit and Real Estate—in an effort to develop the most attractive opportunities for our investors. The Firm was founded in 2005 and as of December 31, 2022 has approximately $36 billion in capital under management with offices in New York and London. Centerbridge is dedicated to partnering with world-class management teams across targeted industry sectors and geographies. For more information, please visit www.centerbridge.com.

About GIC

GIC is a leading global investment firm established in 1981 to secure Singapore's financial future. As the manager of Singapore's foreign reserves, GIC takes a long-term, disciplined approach to investing, and is uniquely positioned across a wide range of asset classes and active strategies globally. These include equities, fixed income, real estate, private equity, venture capital, and infrastructure. The firm's long- term approach, multi-asset capabilities, and global connectivity enable them to be an investor of choice. GIC seeks to add meaningful value to its investments. Headquartered in Singapore, GIC has a global talent force of over 1,900 people in 11 key financial cities and has investments in over 40 countries. Further information is available at https://www.gic.com.sg.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company will file with the Securities and Exchange Commission (“SEC”) a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT THE COMPANY FILES WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement, the preliminary proxy statement and any other documents filed by the Company with the SEC (when available) may be obtained free of charge at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://www.indusrt.com.

Participants in the Solicitation

The Company and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s proxy statement on Schedule 14A for its 2022 annual meeting of stockholders, filed with the SEC on April 27, 2022, and subsequent documents filed with the SEC.

Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed transaction when they become available.

Cautionary Statement Regarding Forward Looking Statements

Some of the statements contained in this release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this release reflect the Company’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances, many of which are beyond the control of the Company, that may cause actual results and future events to differ significantly from those expressed in any forward-looking statement, which risks and uncertainties include, but are not limited to: the ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; risks that the proposed transaction disrupts the Company’s current plans and operations or diverts the attention of the Company’s management or employees from ongoing business operations; the risk of potential difficulties with the Company’s ability to retain and hire key personnel and maintain relationships with customers and other third parties as a result of the proposed transaction; the failure to realize the expected benefits of the proposed transaction; the risk that the proposed transaction may involve unexpected costs and/or unknown or inestimable liabilities; the risk that the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; effects relating to the announcement of the transaction or any further announcements or the consummation of the transaction on the market price of the Company’s common stock.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance or events. Any forward-looking statement speaks only as of the date on which it was made. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause the Company’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022, as updated by the Company’s subsequent periodic reports filed with the SEC.

Contacts

For INDUS:

Investors

Ashley Pizzo
Vice President, Capital Markets & Investor Relations
(212) 218-7914
apizzo@indusrt.com

Jon Clark
Executive Vice President, Chief Financial Officer
(860) 286-2419
jclark@indusrt.com

Media

Tom Johnson / Jeremy Jacobs

H/Advisors Abernathy

tom.johnson@h-advisors.global / jeremy.jacobs@h-advisors.global

212.371.5999 / 202.774.5600

For Centerbridge:

Centerbridge Investor Relations
(212) 672-5088
IR@Centerbridge.com

For GIC:

Katy Conrad
Vice President, Communications & Corporate Affairs
(212) 856-2407
katyconrad@gic.com.sg